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                                                                    EXHIBIT 4.26

            [LETTERHEAD OF DISPLAY TECHNOLOGIES, INC. APPEARS HERE]

                               December 29, 1998

TO REGISTERED HOLDERS OF DISPLAY TECHNOLOGIES, INC.
REDEEMABLE COMMON STOCK PURCHASE WARRANTS
ISSUED JANUARY 13, 1994 (THE "WARRANTS"):

     Pursuant to Section 8 of the Warrant Agreement, as amended (the "Warrant Agreement"), between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the "Warrant Agent"), the Company has the right, on not less than 30 days' notice given at any time during which the Warrants are outstanding, to redeem all but not less than all of the Warrants at a redemption price of $0.07 per Warrant, provided the fair market value of the Company's Common Stock exceeds $5.83 per share for 20 consecutive business days ending within 15 days prior to the date of notice of redemption.

     Effective at the close of business on December 28, 1998, the Company satisfied the conditions stated above for redemption of the Warrants. Accordingly, you are hereby notified that the Company intends to redeem the Warrants on the following terms:

     1. The redemption price is $0.07 per Warrant (the "Redemption Price").

     2. The date fixed for redemption is January 28, 1999 (the "Redemption
        Date").

     3. Warrant Certificates are to be delivered to, and the Redemption Price will be receivable from, the Warrant Agent at the following address:

                   Continental Stock Transfer & Trust Company
                                   2 Broadway
                            New York, New York 10004

     4. The right to exercise the Warrants will terminate at 5:00 p.m. (New York
        Time) on January 27, 1999, the business day immediately preceding the Redemption Date. The Warrant Agent will assist registered Warrant holders who wish to exercise their Warrants prior to the Redemption Date.

     5. Warrants may be exercised by tendering Warrant Certificates, together with cash or check in the amount of the exercise price ($4.32 per Warrant) to the Warrant Agent. Upon exercise, holders will receive one share of the Company's common stock, par value $.001 per share, for each Warrant exercised.
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     6. On and after the Redemption Date, holders of the Warrants will have no further rights except to receive, upon surrender of their Warrants, the Redemption Price.

     7. From and after the Redemption Date, the Company will cause the Warrant Agent, at the foregoing address of the Warrant Agent, upon presentation and surrender to the Warrant Agent by or on behalf of the registered holder of one or more Warrants to be redeemed, to deliver or cause to be delivered to or upon the written order of such holder a sum in cash or by check equal to the Redemption Price of each such Warrant.

     8. From and after the Redemption Date, and upon the deposit or setting aside by the Company of a sum sufficient to redeem all of the Warrants, the Warrants will expire and become void and all rights under the Warrant Agreement and under the Warrant Certificates, except for the right to receive payment of the Redemption Price, will cease.

                                        Very truly yours,

                                        /s/ J. William Brandner
                                        -------------------------------------
                                        J. William Brandner
                                        President and Chief Executive Officer